UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 22, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s Annual General Meeting

Johannesburg, Friday, 22 November 2019. Harmony Gold Mining Company Limited (‘Harmony’ or ‘the Company’) advises shareholders that, at Harmony’s annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting dated 24 October 2019, forming part of the Company’s 2019 report to shareholders and integrated annual report.

There were 541 516 278 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

Ordinary resolution 1:
	Appointment of director: Given Sibiya

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.92%	0.08%	446 558 752	82.53%	0.18%

Ordinary resolution 2:
	Appointment of director: Grathel Motau

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.54%	0.46%	444 858 159	82.53%	0.18%

Ordinary resolution 3:
	Re-election of director: André Wilkens

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
92.56%	7.44%	344 582 838	68.75%	13.96%

Ordinary resolution 4:	Re-election of director: Vishnu Pillay
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.93%	0.07%	446 630 539	82.53%	0.17%

Ordinary resolution 5:	Re-election of director: Karabo Nondumo
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.60%	0.40%	445 116 334	82.53%	0.18%

Ordinary resolution 6:	Re-election of director: Dr Simo Lushaba
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
94.35%	5.65%	421 676 702	82.53%	0.18%

Ordinary resolution 7:	Re-election of director: Ken Dicks
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.51%	0.49%	444 744 516	82.54%	0.17%

Ordinary resolution 8:	Re-election of audit and risk committee member: Fikile De Buck
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
89.72%	10.28%	400 974 270	82.53%	0.17%

Ordinary resolution 9:	Re-election of audit and risk committee member: Karabo Nondumo
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.60%	0.40%	444 783 173	82.46%	0.24%

Ordinary resolution 10:	Re-election of audit and risk committee member: Dr Simo Lushaba
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
89.38%	10.62%	399 450 634	82.53%	0.18%

Ordinary resolution 11:	Re-election of audit and risk committee member: John Wetton
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.92%	0.08%	446 223 982	82.47%	0.24%

Ordinary resolution 12:	Election of audit and risk committee member: Given Sibiya
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.92%	0.08%	446 537 702	82.53%	0.18%

Ordinary resolution 13:	Re-appointment of external auditors: PricewaterhouseCoopers Incorporated
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
92.10%	7.90%	411 886 761	82.59%	0.12%

Ordinary resolution 14:	Approval of remuneration policy
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.35%	1.65%	439 689 498	82.56%	0.15%

Ordinary resolution 15:	Approval of the implementation report
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
97.93%	2.07%	437 467 433	82.49%	0.21%

Ordinary resolution 16:	General authority to issue shares for cash
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.38%	1.62%	439 993 741	82.59%	0.12%

Special resolution 1:	Approval of financial assistance in terms of section 45 of the Companies Act 71 of 2008, as amended
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.21%	0.79%	443 446 259	82.54%	0.16%

Special resolution 2:	Pre-approval of non-executive directors’ remuneration
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.28%	1.72%	439 429 625	82.57%	0.14%

ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Johannesburg, South Africa
22 November 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 22, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director